October 14, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delcath Systems, Inc.

Registration Statement on Form S-3

File No. 333-260097

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Delcath Systems, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-260097) (the “Registration Statement”), so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on October 18, 2021, or as soon thereafter as practicable.

The Company hereby authorizes its counsel, Veronica Montagna of McCarter & English, LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm effectiveness by advising our counsel, Ms. Montagna at (973) 639-7948.

Very truly yours,

DELCATH SYSTEMS, INC.

By:	/s/ Gerard Michel
Name: Gerard Michel
Title: Chief Executive Officer

cc:	Veronica Montagna, Esq., McCarter & English, LLP